# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Papa John's International, Inc., CIK 0000901491
CUSIP: 698813102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2002 Papa John's Boulevard, Louisville, Kentucky (KY), 40299
Date of event which requires filing of this statement: 01/13/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001008894

## Reporting persons
- DePrince, Race & Zollo, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 1,448,337; shared voting power 0; sole dispositive power 1,657,994; shared dispositive power 0; aggregate amount beneficially owned 1,657,994 (5.06% of the class)

## Item 1. Issuer
Name of issuer: Papa John's International, Inc.
Address of issuer's principal executive offices: 2002 Papa John's Boulevard, Louisville, KY, 40299

## Item 2. Person Filing
Name of person filing: DePrince, Race & Zollo, Inc.
Address of principal business office or, if none, residence: 250 S. Park Avenue, Suite 250, Winter Park FL 32789
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,657,994
Percent of class: 5.06%
Sole power to vote or to direct the vote: 1,448,337
Sole power to dispose or to direct the disposition: 1,657,994

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: https://www.sec.gov/edgar/search/?r=el#/q=DePrince&category=form-cat0&ciks=0000901491&entityName=PAPA%2520JOHNS%2520INTERNATIONAL%2520INC%2520(PZZA)%2520(CIK%25200000901491)

## Signatures
- DePrince, Race & Zollo, Inc.: /s/ Adelbert R. Sanchez, Chief Compliance Officer (01/12/2026)